Exhibit 1

Japan

This description of Japan is dated August 18, 2015 and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2015.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
THE ECONOMY	7
General	7
Gross Domestic Product and National Income	9
Industry	11
Energy	11
Price Indices	13
Labor	13
Aging Workforce and Population Decrease	14
FOREIGN TRADE AND BALANCE OF PAYMENTS	16
Foreign Trade	16
Balance of Payments	18
Foreign Exchange Rates	19
FINANCIAL SYSTEM	20
The Bank of Japan and Monetary Policy	20
Government Financial Institutions	21
Private Financial Institutions	22
GOVERNMENT FINANCE	22
Revenues, Expenditures and Budgets	22
Tax Structure	28
Fiscal Investment and Loan Program	28
DEBT RECORD	29
JAPAN’S PUBLIC DEBT	29
INTERNAL DEBT	31
Direct Debt of the Japanese Government	31
Debt Guaranteed by the Japanese Government	34
EXTERNAL DEBT	35
Debt Guaranteed by the Japanese Government	35
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	36

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2015. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on August 17, 2015 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥124.51=$1.00, and the noon buying rate on August 7, 2015 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥124.27=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 127.0 million (estimated as of July 1, 2015). It has one of the highest population densities in the world and approximately 23% of its people (estimated as of October 1, 2014) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population decrease during the years 2010-2014 showed a decline rate of 0.8%. Japan’s population decreased 0.2% during the 12 months ended October 1, 2014.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 475 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on November 21, 2014 and an election was held on December 14, 2014. 295 members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2013, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2016 and 121 members whose term expires in July 2019.

The following tables set forth the membership by political party of the House of Representatives as of June 1, 2015 and the House of Councillors as of August 5, 2015.

House of Representatives
Liberal Democratic Party	290
Democratic Party of Japan and Club of Independents	72
Japan Innovation Party	40
Komeito	35
Japanese Communist Party	21
Party for Future Generations	2
The People’s Life Party & Taro Yamamoto and Friends	2
Social Democratic Party	2
Independents	10
Vacancies	1

Total	475

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	113
The Democratic Party and The Shin-Ryokufukai	58
Komeito	20
Japan Innovation Party	11
Japanese Communist Party	11
The Assembly to Energize Japan and The Independents	7
Party for Future Generations	6
Independents Club	4
Social Democratic Party	3
The People’s Life Party & Taro Yamamoto and Friends	3
New Renaissance Party and Group of Independents	2
Independents	4
Vacancies	0

Total	242

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato City, Tokyo)
35° 39' 29" N
139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Kunashiri Is.
Rebun Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Takeshima
Niigata
Nagano
Utsunomiya
Kanazawa
OKI ISLANDS
Tokyo
Matsue
Kyoto
Nagoya
TSUSHIMA ISLANDS
Tsushima Strait
Hiroshima
Osaka
Fukuoka
Matsuyama
IZU ISLANDS
Hachijojima Is.
Hizen-Torishima Is.
Kagoshima
JAPAN
NORTH PACIFIC OCEAN
Yakushima Is.
Torishima Is.
EAST CHINA SEA
NANSEI ISLANDS
OGASAWARA ISLANDS
SENKAKU ISLANDS
Uotsuri Is.
Naha
Chichijima Is.
Yonagunijima Is.
Minami-Daitojima Is.
The most eastern end of Japan
Minami-Torishima Is.
The most western end of Japan
Oki-Daitojima Is.
Ioto Is.
Minami-Ioto Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).
"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget of approximately ¥2.5 trillion aimed at meeting additional financial demand of utmost necessity and urgency.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, Japan’s sixth largest trading country in export and thirteenth in import. With approximately 90% of Japan’s Thailand-bound exports being intermediary materials for cars and electronics, the suspended operations of the local factories suppressed the export of these goods and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The real GDP marked a drop by 0.9% during JFY 2014, with the nominal GDP posting a positive growth by 1.6%. The Cabinet Office of the Government of Japan currently expects the Japanese economy to recover moderately during JFY 2015, posting real GDP growth of 1.5% and the nominal GDP growth of 2.9%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions. Accordingly, the consumption tax rate was increased to 8% in April 2014. However, the planned increase in the consumption tax rate from 8% to 10% has been postponed to April 2017. In addition, the effective corporate tax rate was reduced from 39.54% to 34.62% for JFY 2014 and it was further reduced to 32.11% for JFY 2015.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2010 through JFY 2014.

Gross Domestic Product

	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014	Percentage of JFY 2014 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥284,490	¥286,429	¥288,661	¥296,551	¥293,356	59.8%
Public sectors	95,541	96,649	97,467	98,779	101,418	20.7

	380,030	383,078	386,128	395,329	394,773	80.5

Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	61,945	64,317	64,945	68,155	69,316	14.1
Residential Construction	12,936	13,414	14,095	15,851	14,508	3.0
Public sectors	21,349	20,804	20,970	23,561	24,755	5.0

	96,230	98,535	100,011	107,567	108,579	22.1

Additions to Business Inventories
Private sectors	(256)	(1,431)	(1,287)	(3,894)	(1,451)	-0.3
Public sectors	(72)	67	(37)	16	64	0.0

	(328)	(1,364)	(1,323)	(3,878)	(1,386)	-0.3

Net Exports of Goods and Services	4,595	(6,079)	(10,180)	(15,944)	(11,367)	-2.3

Nominal Gross Domestic Expenditures	¥480,528	¥474,171	¥474,635	¥483,075	¥490,599	100.0%

Real Gross Domestic Expenditures(a)	¥512,720	¥514,694	¥519,803	¥530,617	¥525,700

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	18,641	20,568	21,683	25,166	30,351
Less: Imports of Goods and Services and Other Payments Abroad	(5,383)	(5,812)	(6,287)	(7,222)	(9,341)

	13,259	14,756	15,396	17,944	21,010

Gross National Income	¥493,786	¥488,927	¥490,032	¥501,019	¥511,609
Percentage Changes of GDP from Previous Year
At Nominal Prices	1.4%	-1.3%	0.1%	1.8%	1.6%
At Real Prices(a)	3.5	0.4	1.0	2.1	-0.9
Deflator	-2.0	-1.7	-0.9	-0.3	2.5

(a)	Real prices are based on calendar year 2005.

Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended June 30, 2015.

	Quarterly Gross Domestic Product(a)
	2013		2014				2015
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥481,857	¥481,554	¥487,989	¥488,280	¥484,983	¥488,751	¥499,868

Real Gross Domestic Expenditures(b)(c)	¥530,070	¥528,931	¥534,682	¥525,348	¥522,760	¥524,381	¥529,456

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.5%	-0.1%	1.3%	0.1%	-0.7%	0.8%	2.3%
At Real Prices(c)(d)	0.5	-0.2	1.1	-1.7	-0.5	0.3	1.0
Deflator(d)	-0.0	0.2	0.2	1.8	-0.2	0.5	1.3

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2005.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years:

	Per Capita GDP
Fiscal Year	Amount (in thousands of yen)	Year-on-year change (%)
2009	3,702	(3.2)
2010	3,751	1.3
2011	3,710	(1.1)
2012	3,721	0.3
2013	3,796	2.0

National Income

The following table sets forth national income for calendar year 2009 through calendar year 2013.

	National Income
	2009	2010	2011	2012	2013
	(yen amounts in billions)

Domestic Factor Income	¥327,146	¥340,494	¥332,884	¥337,967	¥340,060
Net Income from Abroad	13,078	12,974	14,675	15,055	17,646

National Income at Factor Cost	¥340,224	¥353,469	¥347,559	¥353,021	¥357,706

Percentage Changes of Income at Factor Cost from Previous Year	-7.4%	3.9%	-1.7%	1.6%	1.3%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2009 through calendar year 2013.

GDP by Industrial Sectors (at nominal prices)

	2009	2010	2011	2012	2013
Industry
Agriculture, Forestry and Fisheries	1.2%	1.2%	1.2%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	17.7	19.6	18.5	18.5	18.4
Construction	5.7	5.4	5.6	5.6	5.8
Electric Power Generation, Gas and Water	2.4	2.3	1.8	1.7	1.7
Wholesale and Retail Trade	13.6	13.7	14.2	14.3	14.4
Finance and Insurance	5.0	4.9	4.8	4.6	4.5
Real Estate	12.1	11.8	12.0	11.9	11.7
Transportation	4.9	4.9	4.8	5.0	4.8
Communication	5.6	5.4	5.5	5.5	5.5
Services	19.4	18.9	19.3	19.6	19.8

Total	87.6	88.1	87.9	88.0	87.9
Public Services
Electric Power Generation, Gas and Water	0.7	0.6	0.6	0.6	0.6
Services	2.5	2.4	2.4	2.4	2.3
Public Administration	6.4	6.1	6.3	6.2	6.1

Total	9.6	9.1	9.3	9.2	9.0
Non-Profit Services	2.1	2.1	2.3	2.4	2.3

Total	99.2%	99.3%	99.5%	99.5%	99.2%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2009 through JFY 2013.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2009	21,686	42.2%	21.0%	11.5%	19.2%	6.1%
2010	23,200	39.8	22.5	11.1	19.2	7.5
2011	22,247	42.8	21.9	4.1	23.3	7.9
2012	21,730	44.1	23.3	0.7	24.5	7.4
2013	21,973	42.7	25.1	0.4	24.2	7.5

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations. See “Foreign Trade and Balance of Payments — Foreign Trade”.

The table below sets forth information regarding crude oil imports for JFY 2010 through JFY 2014.

	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014
Volume of imports (thousand kilo-liters per day)	589	575	578	587	530
Cost of imports (c.i.f. in billions of yen)	¥9,756	¥11,894	¥12,526	¥14,826	¥11,860
Average price (c.i.f. in yen kilo-liters)	¥45,373	¥56,681	¥59,357	¥69,222	¥61,275

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. In recent years, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2009 through JFY 2013.

	JFY 2009	JFY 2010	JFY 2011	JFY 2012	JFY 2013
Electric power generating capacity(a):	(megawatts)
Fossil Fuel	181,736	182,381	185,309	188,904	191,258
Nuclear	48,847	48,960	48,960	46,148	44,264
Hydro-electric	47,966	48,111	48,419	48,934	48,932
Other	2,549	2,863	3,041	3,341	4,717

Total	281,099	282,315	285,729	287,327	289,171

Electric power generation:	(gigawatt-hours)
Fossil Fuel	742,522	771,306	906,946	986,758	987,586
Nuclear	279,750	288,230	101,761	15,939	9,303
Hydro-electric	83,832	90,681	91,709	83,645	84,885
Other	6,518	6,670	7,412	7,607	8,835

Total	1,112,622	1,156,888	1,107,829	1,093,950	1,090,723

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2010	100.0	-0.1	100.0	-0.7
2011	101.5	1.5	99.7	-0.3
2012	100.6	-0.9	99.7	0.0
2013	101.9	1.3	100.0	0.4
2014	105.1	3.2	102.8	2.7

(a)	All commodities. Calendar year 2010=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2010=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012 and recovered in 2013. In 2013, the average employment was estimated at 63.1 million, of which 24.4% were employed in mining, manufacturing and construction, 3.7% were employed in agriculture, forestry and fisheries, and 71.9% in services and other sectors. In 2014, the average employment was estimated at 63.5 million, of which 24.4% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.0% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 3.4% and 3.7% during 2014. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 3.5% for February, 3.4% for March, 3.3% for April, 3.3% for May and 3.4% for June in 2015, the most recent five months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2010	5.1
2011	4.6
2012	4.3
2013	4.0
2014	3.6

(Note)	From the Ministry of Internal Affairs and Communications “Labor Force Survey”. The unemployment rate for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
Calendar Year	Index(c)	Annual % Change	Index	Annual % Change
2010	100.0	0.5	100.0	15.6
2011	99.8	-0.2	97.2	-2.8
2012	98.9	-0.9	97.8	0.6
2013	98.5	-0.4	97.0	-0.8
2014	98.9	0.4	99.0	2.1

(a)	Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2010=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2005*	2011	2012	2013	2014
Total	127,768	127,799	127,515	127,298	127,083

0 – 4 years old	5,599	5,303	5,273	5,239	5,213
5 – 9	5,950	5,490	5,407	5,361	5,307
10 – 14	6,036	5,912	5,868	5,790	5,713
15 – 19	6,593	6,075	6,050	6,047	6,005
20 – 24	7,381	6,370	6,272	6,205	6,203

25 – 29	8,314	7,219	7,048	6,869	6,678
30 – 34	9,795	8,093	7,833	7,623	7,466
35 – 39	8,772	9,712	9,420	9,060	8,670
40 – 44	8,113	9,315	9,469	9,667	9,793
45 – 49	7,755	7,966	8,205	8,406	8,608

50 – 54	8,828	7,639	7,678	7,734	7,791
55 – 59	10,294	8,320	7,954	7,731	7,654
60 – 64	8,577	10,632	10,246	9,666	8,980
65 – 69	7,460	7,861	8,204	8,699	9,154
70 – 74	6,661	7,184	7,396	7,596	7,928

75 – 79	5,280	6,143	6,253	6,302	6,269
80 – 84	3,423	4,494	4,631	4,762	4,869
85 – 89	1,855	2,625	2,780	2,926	3,063
90 – 94	843	1,082	1,146	1,216	1,305
95 – 99	212	317	331	343	352

100 and over	25	47	51	55	60

Regrouped
0 – 14 years old	17,585	16,705	16,547	16,390	16,233
15 – 64	84,422	81,342	80,175	79,010	77,850
65 and over	25,761	29,752	30,793	31,898	33,000
65 – 74 years old	14,122	15,044	15,601	16,295	17,082
75 and over	11,639	14,708	15,193	15,603	15,917

	Both sex
Age groups	2005*	2011	2012	2013	2014
	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00

0 – 4 years old	4.38	4.15	4.13	4.12	4.10
5 – 9	4.66	4.30	4.24	4.21	4.18
10 – 14	4.72	4.63	4.60	4.55	4.50
15 – 19	5.16	4.75	4.74	4.75	4.73
20 – 24	5.78	4.98	4.92	4.87	4.88

25 – 29	6.51	5.65	5.53	5.40	5.25
30 – 34	7.67	6.33	6.14	5.99	5.88
35 – 39	6.87	7.60	7.39	7.12	6.82
40 – 44	6.35	7.29	7.43	7.59	7.71
45 – 49	6.07	6.23	6.43	6.60	6.77

50 – 54	6.91	5.98	6.02	6.08	6.13
55 – 59	8.06	6.51	6.24	6.07	6.02
60 – 64	6.71	8.32	8.04	7.59	7.07
65 – 69	5.84	6.15	6.43	6.83	7.20
70 – 74	5.21	5.62	5.80	5.97	6.24

75 – 79	4.13	4.81	4.90	4.95	4.93
80 – 84	2.68	3.52	3.63	3.74	3.83
85 – 89	1.45	2.05	2.18	2.30	2.41
90 – 94	0.66	0.85	0.90	0.96	1.03
95 – 99	0.17	0.25	0.26	0.27	0.28

100 and over	0.02	0.04	0.04	0.04	0.05

Regrouped
0 – 14 years old	13.76	13.07	12.98	12.88	12.77
15 – 64	66.07	63.65	62.87	62.07	61.26
65 and over	20.16	23.28	24.15	25.06	25.97
65 – 74 years old	11.05	11.77	12.23	12.80	13.44
75 and over	9.11	11.51	11.91	12.26	12.53

(Note) *	Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2014.

The trade surplus decreased from ¥6,635 billion in 2010 to a trade deficit at ¥12,816 billion in 2014 despite an increase in exports, meaning that Japan has had a trade deficit for four consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan’s trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. It is expected that exports will continue to increase with the gradual recovery of the global economy while imports will become nearly flat despite slow recovery of domestic economy.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2010	100.0	100.0	100.0	100.0	100.0	100.0	100.0
2011	97.3	112.1	96.2	102.6	101.1	109.3	92.5
2012	94.6	116.3	91.6	105.0	103.3	110.8	93.2
2013	103.5	133.7	90.2	105.3	114.8	127.0	90.4
2014	108.4	141.4	90.7	106.0	119.6	133.4	89.7

(a)	Calendar year 2010=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2010		2011		2012		2013		2014
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥783	1.2%	¥812	1.2%	¥790	1.2%	¥869	1.2%	¥928	1.3%
Metals and Metal Products	5,993	8.9	5,997	9.1	5,805	9.1	6,352	9.1	6,598	9.0
Machinery and Equipment:
Ships	2,242	3.3	2,046	3.1	1,716	2.7	1,452	2.1	1,299	1.8
Motor Vehicles	9,174	13.6	8,204	12.5	9,225	14.5	10,413	14.9	10,919	14.9
TV and Radio Receivers	110	0.2	101	0.2	104	0.2	111	0.2	128	0.2
Motorcycles	274	0.4	266	0.4	249	0.4	277	0.4	316	0.4
Scientific and Optical Instruments	2,014	3.0	2,109	3.2	2,085	3.3	2,223	3.2	2,436	3.3
Other(a)	29,516	43.8	28,916	44.1	28,053	44.0	29,594	42.4	31,227	42.7

Total Machinery and Equipment	43,330	64.3	41,642	63.5	41,432	65.0	44,069	63.2	46,327	63.4
Chemicals	6,925	10.3	6,798	10.4	6,365	10.0	7,507	10.8	7,818	10.7
Foods and Beverages	406	0.6	359	0.5	355	0.6	436	0.6	482	0.7
Other Exports(b)	9,963	14.8	9,938	15.2	9,001	14.1	10,540	15.1	10,941	15.0

Grand Total	¥67,400	100.0%	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%

	2010		2011		2012		2013		2014
	(yen amounts in billions)
JAPAN’S IMPORTS
Foods and Beverages	5,199	8.6%	5,854	8.6%	5,852	8.3%	6,473	8.0%	6,732	7.8%
Raw Materials	4,766	7.8	5,270	7.7	4,768	6.7	5,358	6.6	5,590	6.5
Chemicals	5,379	8.9	6,098	9.0	5,926	8.4	6,464	8.0	6,864	8.0
Mineral Fuels:
Petroleum	9,406	15.5	11,415	16.8	12,247	17.3	14,245	17.5	13,873	16.1
Coal	2,111	3.5	2,459	3.6	2,321	3.3	2,307	2.8	2,086	2.4
Other(c)	5,881	9.7	7,942	11.7	9,520	13.5	10,892	13.4	11,734	13.7

Total Mineral Fuel	17,398	28.6	21,816	32.0	24,088	34.1	27,444	33.8	27,692	32.2
Machinery and Equipment	16,070	26.4	16,176	23.7	17,334	24.5	20,817	25.6	23,249	27.1
Other Imports(d)	11,952	19.7	12,897	18.9	12,721	18.0	14,687	18.1	15,782	18.4

Grand Total	¥60,765	100.0%	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2010		2011		2012		2013		2014
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	37,827	56.1%	36,686	56.0%	34,855	54.7%	37,867	54.3%	39,518	54.1%
China	13,086	19.4	12,902	19.7	11,509	18.1	12,625	18.1	13,381	18.3
(Asia NIES)	15,968	23.7	14,917	22.8	13,720	21.5	15,271	21.9	15,952	21.8
(ASEAN)	9,882	14.7	9,799	14.9	10,328	16.2	10,828	15.5	11,080	15.2
Oceania	1,796	2.7	1,778	2.7	1,837	2.9	2,029	2.9	1,958	2.7
Australia	1,392	2.1	1,418	2.2	1,471	2.3	1,656	2.4	1,501	2.1
North America	11,191	16.6	10,727	16.4	12,007	18.8	13,776	19.7	14,495	19.8
U.S.A.	10,374	15.4	10,018	15.3	11,188	17.6	12,928	18.5	13,649	18.7
Canada	817	1.2	709	1.1	819	1.3	848	1.2	846	1.2
Central and South America	3,874	5.7	3,528	5.4	3,435	5.4	3,560	5.1	3,563	4.9
Western Europe	8,004	11.9	8,150	12.4	6,684	10.5	7,140	10.2	7,745	10.6
EU	7,616	11.3	7,619	11.6	6,501	10.2	7,000	10.0	7,585	10.4
Central and Eastern Europe, Russia etc.	1,435	2.1	1,670	2.5	1,635	2.6	1,810	2.6	1,720	2.4
Russia	703	1.0	941	1.4	1,005	1.6	1,069	1.5	972	1.3
Middle East	2,216	3.3	1,955	3.0	2,262	3.5	2,478	3.6	2,988	4.1
Africa	1,057	1.6	1,053	1.6	1,032	1.6	1,115	1.6	1,107	1.5

Total	¥67,400	100.0%	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%

	2010		2011		2012		2013		2014
	(yen amounts in billions)
JAPAN’S IMPORTS
Asia	27,511	45.3%	30,391	44.6%	31,306	44.3%	35,972	44.3%	38,618	45.0%
China	13,413	22.1	14,642	21.5	15,039	21.3	17,660	21.7	19,176	22.3
(Asia NIES)	5,377	8.8	5,836	8.6	5,975	8.5	6,692	8.2	7,109	8.3
(ASEAN)	8,844	14.6	9,951	14.6	10,306	14.6	11,486	14.1	12,252	14.3
Oceania	4,327	7.1	4,893	7.2	4,901	6.9	5,376	6.6	5,706	6.6
Australia	3,948	6.5	4,514	6.6	4,504	6.4	4,977	6.1	5,090	5.9
North America	6,876	11.3	6,970	10.2	7,103	10.0	7,993	9.8	8,741	10.2
U.S.A.	5,911	9.7	5,931	8.7	6,082	8.6	6,815	8.4	7,543	8.8
Canada	958	1.6	1,032	1.5	1,012	1.4	1,170	1.4	1,190	1.4
Central and South America	2,485	4.1	2,772	4.1	2,821	4.0	3,293	4.1	3,196	3.7
Western Europe	6,419	10.6	7,031	10.3	7,246	10.2	8,266	10.2	8,855	10.3
EU	5,821	9.6	6,411	9.4	6,642	9.4	7,649	9.4	8,169	9.5
Central and Eastern Europe, Russia etc.	1,729	2.8	1,855	2.7	2,074	2.9	2,811	3.5	3,183	3.7
Russia	1,412	2.3	1,514	2.2	1,660	2.3	2,308	2.8	2,619	3.0
Middle East	10,387	17.1	12,832	18.8	13,542	19.2	15,667	19.3	15,826	18.4
Africa	1,031	1.7	1,366	2.0	1,696	2.4	1,864	2.3	1,783	2.1

Grand Total	¥60,765	100.0%	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Balance of Payments

In 2010, the Current Account surplus increased to ¥19,383 billion from ¥13,593 billion in the previous year due to a substantial increase in the Trade Balance. In 2011, the Current Account surplus significantly decreased to ¥10,401 billion due to a substantial decrease in the Trade Balance. In 2012, the Current Account surplus continued to significantly decrease to ¥4,764 billion due to a substantial decrease in the Trade Balance. In 2013, the trade deficit continued to expand and the Current Account surplus decreased to ¥3,932 billion. In 2014, the trade deficit hit a record high and the Current Account surplus continued to decrease to ¥2,646 billion.

Balance of Payments of Japan

	2010	2011	2012	2013	2014
	(in billions)
Current Account	¥19,383	¥10,401	¥4,764	¥3,932	¥2,646
Balance on Goods and Services	6,857	-3,110	-8,083	-12,252	-13,482
Trade Balance	9,516	-330	-4,272	-8,773	-10,402
Exports (f.o.b.)	64,391	62,965	61,957	67,829	74,102
Imports (f.o.b.)	54,875	63,296	66,229	76,602	84,503
Services	-2,659	-2,780	-3,811	-3,479	-3,080
Primary Income	13,617	14,621	13,991	17,173	18,120
Secondary Income	-1,092	-1,110	-1,145	-989	-1,993
Capital Account	-434	28	-80	-744	-199
Financial Account	21,710	12,629	4,193	-934	5,499
Assets	9,915	5,990	8,452	7,677	-208
Liabilities	-11,795	-6,639	4,260	8,611	-5,707
Net Errors and Omissions	2,761	2,200	-491	-4,122	3,052

(a)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions)
2010	$34,695	$1,035,817	$4,608	$20,626	$1,096,185
2011	37,666	1,220,785	17,181	19,745	1,295,841
2012	40,939	1,193,077	13,697	19,911	1,268,125
2013	29,560	1,202,443	14,202	20,129	1,266,815
2014	29,504	1,199,651	11,993	18,895	1,260,548

(a)

The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2010	2011	2012	2013	2014
Average (Central Rate)	¥87.75	¥79.76	¥79.79	¥97.71	¥105.79
High	94.70	85.53	86.63	105.41	121.86
Low	80.24	75.52	76.11	86.83	100.76

Source: Foreign Exchange, Bank of Japan.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of July 31, 2015, the BOJ had total assets of ¥354,294 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative money easing”, aimed at achieving this target at the earliest possible time, with a time horizon of about two years. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of 1 trillion yen and 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. The BOJ announced in May 2015 it expected to achieve its 2% “price stability target” in the first half of JFY 2016, assuming crude oil prices rose moderately from their prevailing level.

The following table sets forth the principal economic indicators relating to monetary policy from 2010 through 2014.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
		(yen amounts in billions)
2010	16,765	98,429	4.8	775,391	2.8	420,418	-1.9
2011	29,622	113,415	15.2	796,610	2.7	425,858	1.3
2012	35,913	121,380	7.2	816,530	2.5	433,824	1.9
2013	74,992	163,153	34.0	845,971	3.6	449,135	3.5
2014	142,429	233,648	44.1	874,836	3.4	461,148	2.7

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and would be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which, in conjunction with DBJ’s full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, the private banking system included four city banks and 106 local banks (including the Saitama Resona Bank) as of May 7, 2015, whose business corresponds roughly to that of commercial banks in the United States, as well as three major trust banks.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010.

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020.

•	Steadily reducing the public debt to GDP ratio after achieving a primary surplus by JFY 2020.

These targets are firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation” (hereafter, the fiscal consolidation plan) which is an effective and concrete plan for achieving primary surplus target by JFY2020, covering five year period (JFY2016-JFY2020). In the fiscal consolidation plan, the government will assess the progress of reforming expenditure and revenue measures by using benchmarks such as approximately 1% of the primary deficit to GDP ratio in JFY 2018 and an essential increase of approx. 1.6 trillion yen in general expenditures of the central government until JFY 2018. Through using these benchmarks, the government will review the progress of expenditure and revenue reform and will consider additional expenditure and/or revenue measures to achieve the fiscal consolidation target of JFY 2020 if necessary.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2015, the government has 14 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2009 through JFY 2014, and the budget for JFY 2015.

Summary of Consolidated General and Special Accounts(a)

	JFY 2009	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014 (Provisional results as of January 15, 2015)	JFY 2015 Initial Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥107,114	¥100,535	¥109,980	¥107,762	¥106,045	¥103,926	¥96,342
Total Revenues, Special Accounts	377,893	386,985	409,924	412,533	422,851	419,370	406,498
Less: Inter-Account Transactions(b)	238,727	241,815	256,287	254,270	257,185	269,490	263,345

Total Consolidated Revenues	¥246,280	¥245,704	¥263,616	¥266,025	¥271,710	¥253,806	¥239,495

EXPENDITURES
Total Expenditures, General Account	¥100,973	¥95,312	¥100,715	¥97,087	¥100,189	¥103,573	¥96,342
Total Expenditures, Special Accounts	348,060	345,074	376,463	377,012	382,717	409,420	403,553
Less: Inter-Account Transactions(b)	236,323	239,158	253,564	252,246	255,221	267,798	261,917

Total Consolidated Expenditures	¥212,710	¥201,228	¥223,615	¥221,853	¥227,684	¥245,195	¥237,978

Surplus of Consolidated Revenues over Consolidated Expenditures	¥33,570	¥44,476	¥40,001	¥44,173	¥44,026	¥8,610	¥1,517

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2009	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014 Revised Budget(a)	JFY 2015 Initial Budget
	(in billions)
REVENUES
Tax and Stamp Revenues	¥38,733	¥41,487	¥42,833	¥43,931	¥46,953	¥51,726	¥54,525
Carried-over Surplus	4,511	6,141	5,222	9,264	10,675	2,041	2
Government Bond Issues	51,955	42,303	54,048	50,049	43,455	40,493	36,863
Income from Operations	15	15	16	16	44	45	44
Gains from Deposition of Assets	145	785	289	227	328	340	289
Miscellaneous Receipts	11,755	9,803	7,571	4,274	4,591	4,355	4,619

Total Revenues	¥107,114	¥100,535	¥109,980	¥107,762	¥106,045	¥99,000	¥96,342

EXPENDITURES
Local Allocation Tax Grants, etc.	¥16,573	¥18,790	¥19,451	¥16,885	¥17,553	¥17,096	¥15,536
National Debt Service	18,445	19,544	19,628	21,011	21,294	22,510	23,451
Social Security	28,716	28,249	29,778	29,198	29,232	30,536	31,530
Public Works	8,353	5,803	5,915	5,776	7,975	6,406	5,971
Education and Science	6,158	6,051	6,036	5,961	6,161	5,642	5,361
National Defense	4,811	4,670	4,818	4,762	4,792	5,089	4,980
Former Military Personnel Pensions	781	709	639	570	504	444	393
Economic Assistance	801	746	620	624	651	661	506
Food Supply	1,036	1,122	1,438	1,353	1,172	1,184	1,042
Energy	994	845	954	847	963	1,296	899
Promotion of SMEs	2,915	830	2,191	825	504	488	186
Miscellaneous	11,391	7,235	9,249	9,277	9,387	7,400	6,138
Contingencies	—	—	—	—	—	250	350
Carryback of settlement deficit compensation for JFY 2008	—	718	—	—	—	—	—

Total Expenditures	¥100,973	¥95,312	¥100,715	¥97,087	¥100,189	¥99,000	¥96,342

Surplus of Revenues over Expenditures	¥6,141	¥5,222	¥9,264	¥10,675	¥5,856	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2014 General Accounts are not available.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2009		JFY 2010		JFY 2011		JFY 2012		JFY 2013		JFY 2014 Revised Budget(a)		JFY 2015 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Investment and Loan Program	¥39,299	¥37,749	¥29,351	¥28,079	¥38,473	¥37,177	¥34,888	¥33,935	¥30,813	¥30,043	¥38,987	¥38,337	¥33,940	¥33,736
Government Bonds Consolidation Fund	186,333	165,602	201,934	171,204	212,630	190,955	214,608	192,159	225,010	198,623	211,028	211,028	206,845	206,845
Foreign Exchange Fund	3,106	183	3,470	489	2,925	368	2,991	138	3,327	118	2,425	1,635	2,622	1,609
Local Allocation and Local Transfer Tax	52,214	51,435	55,315	53,421	57,116	55,047	55,720	54,328	56,131	53,815	55,270	53,909	53,717	52,576
Measure for Energy	2,650	2,361	2,509	2,238	3,287	2,928	5,243	4,451	7,437	6,343	12,325	11,977	11,501	11,327
Seamen’s Insurances(b)	55	48	—	—	—	—	—	—	—	—	—	—	—	—
National Advanced Medical Center(c)	208	167	—	—	—	—	—	—	—	—	—	—	—	—
Pensions	75,649	74,612	79,184	75,936	80,527	76,418	80,127	76,579	78,204	76,873	79,757	79,757	84,022	84,022
Stable Supply of Foodstuff(d)	2,387	2,231	2,064	1,880	2,073	1,860	1,895	1,675	1,650	1,434	1,488	1,469	1,431	1,415
Agricultural Mutual Aid Reinsurance(d)	103	62	108	81	95	53	95	44	95	42	—	—	—	—
National Forest Service(e)	498	488	458	457	461	461	533	470	—	—	—	—	—	—
Debt Management of National Forest and Field Service(e)	—	—	—	—	—	—	—	—	301	301	312	312	323	323
Trade Reinsurance	148	61	91	59	44	4	78	9	48	15	204	204	220	220
Automobile Safety	131	63	124	58	119	55	118	47	121	47	490	423	497	428
Infrastructure Development(f)	7,131	5,809	4,698	4,195	3,945	3,651	4,173	3,690	5,729	4,380	—	—	—	—
Labor Insurance	7,237	6,869	7,112	6,703	7,257	6,778	6,561	6,183	6,714	6,145	7,058	6,913	7,020	6,864
Reconstruction from the Great East Japan Earthquake	—	—	—	—	—	—	5,022	3,152	6,770	4,407	4,120	4,120	3,909	3,909
Others	743	318	566	274	972	708	481	151	499	132	451	260	452	280

Total Revenues and Expenditures(g)	¥377,893	¥348,060	¥386,985	¥345,074	¥409,924	¥376,463	¥412,533	¥377,012	¥422,851	¥382,717	¥413,916	¥410,343	¥406,498	¥403,553

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2014 Special Accounts are not available.

(b)	Account abolished as of January 1, 2010

(c)	Account abolished as of March 31, 2010.

(d)	The account of “Agricultural Mutual Aid Reinsurance” was integrated into the account of “Stable Supply of Foodstuff” effective JFY 2014.

(e)	The account of “National Forest Service” was abolished and a new account “Debt Management of National Forest and Field Service” was established effective JFY 2013.

(f)	The account was abolished effective JFY 2014.

(g)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2009		JFY 2010		JFY 2011		JFY 2012		JFY 2013		JFY 2014 Budget(a)		JFY 2015 Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥1,277	¥1,530	¥1,204	¥1,406	¥1,171	¥1,274	¥1,183	¥1,216	¥1,147	¥1,133	¥1,799	¥2,337	¥1,835	¥2,216

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2014 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 52.2%, 43.0% and 4.8%, respectively, of the total central government taxes and stamp revenues in the JFY 2015 budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% from 2015 of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate has been reduced from 25.5% to 23.9% from JFY 2015 (the effective corporate tax rate (national and local) was reduced from 34.62% to 32.11% in JFY 2015), except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, individuals and corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about a half of its expenditures, and with the ratio of long-term outstanding debt of central and local governments to gross domestic product expected to reach 205% at the end of JFY 2015. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government would set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015, and accordingly, the consumption tax rate was increased to 8% in April 2014. The government decided to postpone the implementation date of the consumption tax hike to 10% from October 1, 2015 to April 1, 2017, a result of taking comprehensive account of the economic condition and other factors.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

The system of FILP was fundamentally changed on April 1, 2001 from a scheme with compulsory deposit of Postal Savings and Pension Reserves into a fund-raising scheme to raise in the financial markets only the necessary amount of funds for FILP agencies’ projects.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2015 is ¥14,622 billion. The sources of funds for the plan in JFY 2015 are Fiscal Loan (¥10,961 billion), Industrial Investment (¥276 billion), Government-Guaranteed domestic bonds (¥2,675 billion) and Government-Guaranteed foreign bonds (¥710 billion).

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. The table has effectively remained unchanged since 1961, though some category names changed, failing to reflect realities of recent FILP-target projects. The table has been revised from JFY 2015 by introducing new categories such as “Industry/innovation” and “Overseas investment and loans.”

Old classification	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions)
Housing	¥604	¥578	¥923	¥929	¥942
Living environment	3,128	2,725	2,713	2,805	2,306
Social welfare	506	550	743	703	920
Education	1,135	1,176	1,232	1,522	1,278
Small and medium enterprises	5,673	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	404	345	373	407	476
National land conservation/disaster recovery	243	180	645	348	477
Road construction	2,426	2,248	2,813	2,939	2,270
Transportation/communications	436	408	384	519	629
Regional development	441	467	447	372	259
Industry/technology	1,907	625	2,015	2,005	1,448
Trade/economic cooperation	1,454	1,978	1,039	1,644	1,313

Total	¥18,357	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015
	(in billions)
SMEs and micro enterprises	¥3,750	¥3,448
Agriculture, forestry and fisheries	318	374
Education	1,134	1,036
Welfare/medical care	772	773
Environment	50	61
Industry/innovation	834	939
Housing	849	742
Social capital	4,467	3,907
Overseas investment and loans	1,547	1,378
Others	2,460	1,964

Total	¥16,180	¥14,622

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds are expected to reach 807 trillion yen at the end of JFY 2015. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 40.9% under the revised budget for JFY 2014 and 38.3% under the initial budget for JFY 2015. The amount of the government bond issuances in the JFY 2015 initial budget is ¥36,863 billion and falls below the JFY 2014 revised budget’s level of ¥40,493 billion.

In order to reduce the outstanding government bonds, the Government approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. In this plan, the Government aims to halve the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (-6.6%) and to achieve a primary surplus by JFY 2020. Thereafter, the Government will seek to steadily reduce the public debt to GDP ratio. In the fiscal consolidation plan, the government will firmly maintain these fiscal consolidation targets. According to the Cabinet Office’s projections, (i) the primary balance of national and local governments in JFY 2015 is projected to decrease in deficit to -3.0 percentage points of GDP compared to -5.2 percentage points of GDP in JFY 2014 and JFY 2015 fiscal consolidation target for halving the primary deficit to GDP ratio from the ratio in JFY 2010 (-6.6%) is expected to be achieved; and (ii) the public debt-to-GDP ratio in JFY 2015 is projected to decrease to 195.1% compared to 195.6% in JFY 2014.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2010	¥737,325	—	¥187,034
2011	758,202	—	201,748
2012	785,723	—	205,878
2013	823,367	—	201,590
2014	851,097	—	202,261

As of March 31, 2015 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥38,698 billion and of various external obligations aggregating the equivalent of ¥3,931 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2015 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2016	¥190,953
2017	100,605
2018	71,224
2019	71,240
2020 to 2055	529,711

Total	¥963,733

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2015 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 7 Series (1.7-2.4%)	2007-2015	2048-2054	¥10,445,500
Interest-Bearing Treasury Bond — 30 years, 46 Series (1.1-2.9%)	1999-2015	2029-2045	67,748,725
Interest-Bearing Treasury Bond — 20 years, 124 Series (0.8-4.2%)	1995-2015	2015-2035	182,424,417
Interest-Bearing Treasury Bond — 15 years, 41 Series (variable rate)	2000-2008	2015-2023	30,393,700
Interest-Bearing Treasury Bond — 10 years, 69 Series (0.3-2.0%)	2005-2015	2015-2025	298,055,654
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 54 Series (variable rate)	2005-2015	2015-2025	10,269,724
Inflation-Indexed Bonds —10 years, 16 Series (0.1-1.4%)	2005-2015	2015-2024	4,996,015
Interest-Bearing Treasury Bond — 5 years, 35 Series (0.1-0.6%)	2010-2015	2015-2020	158,260,041
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 30 Series (0.05-0.52%)	2010-2015	2015-2020	2,131,858
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05-0.14%)	2012-2015	2015-2018	1,394,957
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1-0.2%)	2013-2015	2015-2017	69,152,870
6% Bereaved Family Treasury Bond, 9 Series	2006-2014	2015-2023	3
6% Repatriation Treasury Bond, 5 Series	2005-2009	2015-2019	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	3
Non-interest Repatriation Special Benefit Treasury Bond, 4 Series	2005-2009	2015-2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2006-2013	2016-2023	14
Non-interest Special Benefit Treasury Bond X, 2 Series	2006-2013	2016-2023	65
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2011	2016	114
Non-interest Special Benefit Treasury Bond XVII, 5 Series	2005-2013	2015-2023	472
Non-interest Special Benefit Treasury Bond XXII, 8 Series	2006-2014	2016-2024	3,011

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2015 (in millions)
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	2,807
Non-interest Special Benefit Treasury Bond XXV, 1 Series	2011	2016	3
Non-interest Special Benefit Treasury Bond XXVI, 1 Series	2013-2014	2018-2019	16
Non-interest Special Benefit Treasury Bond XXVII, 2 Series	2013-2014	2023-2024	76,707
Non-interest Treasury Bond for Special Condolence VIII, 1 Series	2005	2015	50,525
Non-interest Treasury Bond for Special Condolence IX, 1 Series	2009	2015	1,768

Total Bonds			¥835,408,971

2. Borrowings
Former Temporary Military Expenditure(a)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	12,845,393
Former Government-Operated Land Improvement Project	2008	2015-2029	84,873
Japan Expressway Holding and Debt Repayment Agency	2009	2015-2023	359,950
Former National Centers for Advanced and Specialized Medical Care	2010	2015-2035	71,861
Former Social Infrastructures Improvement	2014	2015-2017	661
SA for Energy Policy (0.4-1.9%)	2004-2015	2017-2027	257,151
SA for Stable Food Supply (0.4-1.3%)	2009-2015	2022-2028	51,321
SA for National Forest Debt Management (0.12-1.8%)	1996-2015	2015-2033	1,258,253
SA for Motor Vehicle Safety (0.0-4.75%)	2014	2015-2041	716,679

Total Borrowings			¥15,687,563

Total Direct Internal Funded Debt			¥851,096,534

(a)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2015 (in millions)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	Non-interest bearing	2015	¥0
Food Financing Bills	Non-interest bearing	2015	156,200
Foreign Exchange Fund Financing Bills	Non-interest bearing	2015-2016	115,528,040
Fiscal Loan Fund Financing Bills	Non-interest bearing	2015	0
Petroleum Financing Bills	Non-interest bearing	2015	1,204,100
Nuclear Damage Liability Facilitation Financing Bills	Non-interest bearing	2015	0
Treasury Bills, 12 Series	Non-interest bearing	2015-2016	37,800,610
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	2,423,149
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	25,997
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	28,992
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	102,089
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	55,501
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	1,320
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	2,965
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	36,413
Note in Substitution for Currency of the Climate Investment Funds of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	4,633
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	4,268,700

Total Bonds			¥162,964,094

2. Borrowings
Special Account for Local Allocation Tax	0.079-0.101%	2015	¥33,117,295
Special Account of Pension	0.1%	2015	1,479,228
Special Account for Energy Policy	0.085-0.1%	2015	4,699,999

Total Borrowings			¥39,296,523
Total Direct Internal Floating Debt			¥202,260,617

Total Direct Internal Debt			¥1,053,357,151

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2015 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.128-1.800%	2005-2015	2015-2025	¥1,090,000
Deposit Insurance Corporation of Japan	0.100-0.300%	2011-2015	2015-2019	1,830,000
Banks’ Shareholdings Purchase Corporation	0.100%	2013-2015	2015-2017	750,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.075-0.151%	2013-2014	2015-2018	600,000
Urban Renaissance Agency	0.300%	2011	2015	50,000
Japan Expressway Holding and Debt Repayment Agency	0.300-2.700%	2005-2015	2015-2049	21,509,580
New Kansai International Airport Co., Ltd.	0.644-2.400%	2005-2014	2015-2028	354,170
Narita International Airport Corporation	1.600%	2006	2016	14,800
East Nippon Expressway Co., Ltd.	1.300-1.600%	2008-2009	2018-2019	60,000
Metropolitan Expressway Co., Ltd.	1.300%	2009-2010	2019-2020	20,700
West Nippon Expressway Co., Ltd.	1.300%	2010	2020	11,400
Hanshin Expressway Co., Ltd.	1.300%	2009-2010	2019-2020	11,100
Development Bank of Japan	0.110-2.200%	2005-2015	2015-2025	1,503,000
Organization for Promoting Urban Development	0.699%	2013	2023	10,000
Central Japan International Airport Co., Ltd.	0.051-1.300%	2009-2015	2016-2025	164,500
Japan Finance Organization for Municipalities	0.093-2.200%	2005-2015	2015-2025	8,121,300

Total				¥36,100,550

2. Borrowings of Government-Affiliated Corporations

Deposit Insurance Corporation of Japan	0.088-0.095%	2014-2015	2015-2016	¥417,400
Banks’ Shareholdings Purchase Corporation	0.020%	2015	2016	100,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.078-0.098%	2014	2015	400,000
The Corporation for Revitalizing Earthquake-Affected Business	0.026%	2014	2015	45,000
Incorporated Administrative Agency — Farmers Pension Fund	0.147-0.514%	2011-2015	2016-2020	406,900
Incorporated Administrative Agency — Agriculture, Forestry and Fisheries Credit Foundations	0.137-0.340%	2011-2013	2015-2017	6,291
Japan Railway Construction, Transport and Technology Agency	0.020-0.100%	2014-2015	2015-2016	38,000
Japan Oil, Gas and Metals National Corporation	0.022-0.054%	2014-2015	2015-2016	859,573
Environmental Restoration and Conservation Agency of Japan	0.048%	2013	2016	2,800
Japan Environmental Storage & Safety Corporation	0.107-0.339%	2012-2015	2015-2017	57,200
Innovation Network Corporation of Japan	0.020-0.035%	2014-2015	2015-2016	248,800
Organization for Promoting Urban Development	0.165-0.348%	2012-2013	2016-2017	15,800

Total				¥2,597,764
Total Internal Debt Guaranteed by the Japanese Government				¥38,698,314

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2015 (in thousands)
Japan International Cooperation Agency	1.875%	2014	2019		$500,000
Japan Bank for International Cooperation	1.125-5.250%	2006-2015	2015-2025		$20,400,000
	2.625%	2014	2020		£425,000
	2.300%	2013	2018	CAD	500,000
Development Bank of Japan	1.000-5.125%	2005-2015	2015-2024		$8,455,000
	4.750%	2007	2027		€700,000
	1.050-2.300%	1998-2007	2017-2028		¥355,000,000
Japan Finance Organization for Municipalities	4.000-5.000%	2005-2011	2015-2021		$3,200,000
	5.750%	1999	2019		£150,000
	1.900-2.000%	2006-2008	2016-2018		¥195,000,000

Totals by currency					$32,555,000
					£575,000
					€700,000
				CAD	500,000
					¥550,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2014.

Organization	Subscription Amount
	(in USD millions)
International Monetary Fund	$21,559	(a)
International Bank for Reconstruction and Development	19,958	(b)
International Development Association	40,764	(c)
International Finance Corporation	163	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	486	(f)
Asian Development Bank	23,994	(g)
African Development Bank	5,100	(h)
African Development Fund	4,008	(i)
European Bank for Reconstruction and Development	3,120	(j)
Inter-American Development Bank	7,151	(k)
Inter-American Investment Corporation	25	(l)
Multilateral Investment Fund	570	(m)

(a)	Equivalent of SDR 15,628.5 million as of March 31, 2015.

(b)	As stated in IBRD Financial Statements as of June 30, 2014.

(c)	As stated in IDA Financial Statements as of June 30, 2014.

(d)	As stated in IFC Financial Statements as of June 30, 2014.

(e)	As stated in MIGA Financial Statements as of June 30, 2014.

(f)	As stated in IFAD Financial Statements as of December 31, 2014.

(g)	As stated in ADB Financial Statements as of December 31, 2014.

(h)	As stated in AfDB Financial Statements as of December 31, 2014. Equivalent of UA 3,520 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2014. Equivalent of UA 2,767 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2014. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2014.

(l)	As stated in IIC Financial Statements as of December 31, 2014.

(m)	As stated in MIF Financial Statements as of December 31, 2014.